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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME PHARMA CORP. ANNOUNCES VOTING RESULTS

Vancouver, Canada, July 2, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the results of voting at its 2013 Annual General and Special Meeting of Shareholders held on June 28, 2013.

A total of 7,995,664 common shares were voted in connection with the meeting, representing approximately 64.12% of the issued and outstanding common shares of the company. Shareholders voted as follows:

Appointment of Auditor

By resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the company for the ensuing year.

Election of Directors

By resolution passed by ballot vote, the following five nominees proposed by management were elected as directors of Cardiome to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert W. Rieder	4,859,925	99.18	40,088	0.82
Peter W. Roberts	4,857,052	99.12	42,961	0.88
Harold H. Shlevin	4,813,131	98.23	86,882	1.77
Richard M. Glickman	4,856,952	99.12	43,061	0.88
William L. Hunter	4,860,562	99.19	39,451	0.81

Renewal of Stock Option Plan

By resolution passed by show of hands, the Cardiome's Stock Option Plan was ratified, confirmed and re-approved, all unallocated options under the Stock Option Plan were approved, and the Company was granted the ability to continue granting options under the Stock Option Plan until June 28, 2016.

Adoption of Advance Notice Bylaw

By resolution passed by show of hands, an amendment to the company's by-laws was approved to adopt provisions regarding advanced notice for director nominations (the "Advance Notice Bylaw") as outlined in the company's management information circular.

The purpose of the Advance Notice Bylaw is to provide shareholders, directors and management of Cardiome with direction on the procedure for shareholder nomination of directors. The Advance Notice Bylaw is the framework by which the company seeks to fix a deadline by which registered or beneficial holders of common shares of the company must submit director nominations to the company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the company for the notice to be in proper written form. No person will be eligible for election as a director of the company unless nominated in accordance with the provisions of the Advance Notice Bylaw.

In the case of an annual meeting of shareholders, notice to the company must be made not less than 30 days and not more than 60 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the company must be made not later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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